TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California 91107

CONFIDENTIAL TREATMENT REQUESTED

FOR CERTAIN SUPPLEMENTAL INFORMATION

May 12, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Nili Shah, Accounting Branch Chief

Re:          Form 10-K for the fiscal year ended October 2, 2005

Filed December 16, 2005

Form 10-Q for the fiscal quarter ended January 1, 2006

File No. 0-19655

Dear Ms. Shah:

By letter dated April 11, 2006, you provided comments on the financial statements and related disclosures in the above-referenced filings of Tetra Tech, Inc. (the “Company”). This letter sets forth such comments in italics and the Company’s responses to such comments.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 2, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3 of Exhibit 13

SEC Comment

1.                                      There is a concern that investors may have been surprised by the $105 million goodwill impairment charge. In this regard, we note the significant impact on share price when the charge was announced on March 29, 2005. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216

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of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.”

In reading the Company’s prior disclosures, it is not clear whether the implications of adverse events impacting the infrastructure segment were fully disclosed. For example, in the Form 10-K filed on January 3, 2005, the decline in the infrastructure segment’s profit margins were attributed to conditions that were characterized as temporary such as “delays for school, water and transit infrastructure projects,” “overcapacity in anticipation of projects that were delayed,” and “poor project management.”  Specifically, consolidation and restructuring activities were disclosed together with an assessment that “We believe that our emphasis on project and contract management and on cost control will help us improve our margins. However, we do not expect recovery in the civil infrastructure area until the second half of fiscal 2005.”  An assessment on segment results was provided in the disclosure that “we expect to show signs of improvement in the second half of 2005.”  In the January 2, 2005 Form 10-Q filed on February 11, 2005, the MD&A section again attributed the decline in segment profit margins to “delays” in spending by state and local governments and to “delays” in capital spending by commercial clients. An overall increase in segment revenue was addressed in the disclosure that “The decline in our commercial and state and local government business was more than offset by the increase in our federal systems support and security work.”  The expected positive impact of the restructuring and consolidation activities on segment results was addressed in the disclosure that “We continued actions to reduce capacity in the first quarter of fiscal 2005, and we expect to show profit margin improvement in the second half of fiscal 2005.”  Consequently, the $105 million charge announced the following month may have been unexpected. Please clarify for us why there was apparently no specific, prior disclosure regarding a material uncertainty over the recoverability of the infrastructure goodwill asset. Describe the specific factors considered by management at February 11, 2005 in assessing the likelihood of a future goodwill impairment.

Response

1.                                       The Company acknowledges that its March 29, 2005 press release, included in a Form 8-K filing on that date, had a significant impact on the Company’s share price. There were several factors that adversely affected the Company’s share price, including the goodwill impairment. In the announcement, the Company stated that it would have “…a loss in its second fiscal quarter ending April 3, 2005 in excess of $50 million.  This loss tends to be concentrated in a few business units performing construction-related activities.  The loss will primarily reflect operating losses in connection with the Company’s major wireless and certain other contracts, and costs to further downsize its communications businesses and consolidate its civil infrastructure group.”  As noted, the Company experienced ongoing problems in its communications segment. Cumulatively, these problems resulted in over $45 million in losses in that business in the second quarter of fiscal 2005. In addition, the Company recorded approximately $10 million of losses (excluding the impairment charge) in the infrastructure

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segment. Without providing a specific dollar amount since the Company’s SFAS 142 analysis had not been completed, the Company also stated that “…management now believes that the goodwill of the Company’s infrastructure segment may be impaired…”  That subsequent analysis resulted in the $105 million goodwill impairment charge.

The Company also acknowledges that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.”  In this regard, in preparing its filing, management reviewed the specific guidelines and requirements noted in the Staff’s comment, including the Financial Reporting Codification, Staff Accounting Bulletin and Regulation S-K, so that it could consider the disclosures needed to allow public investors to recognize the associated risks upon review of the Company’s financial results. Management concluded, in consultation with outside counsel, that its disclosures satisfied the above-noted guidelines and requirements.

The Company further acknowledges the Staff’s concerns about the clarity with which the adverse events that impacted the infrastructure segment were disclosed in the March 29, 2005 Form 8-K and the April 3, 2005 Form 10-Q. The Company believes the following narrative and timeline will assist the Staff in understanding management’s decision-making process based upon the available information at the time.

By way of background, the Company’s infrastructure business included over twenty acquired businesses with locations throughout the United States. Each such business had previously been privately held, and the revenue per year at each business ranged from less than $10 million to no more than $50 million. The businesses’ markets and customers tended to be local, and the contracts were primarily with state and local government and commercial clients. During the period from fiscal 2003 through 2004, the Company completed two acquisitions in its infrastructure segment to expand into the systems support and security infrastructure business. Specifically, the Company acquired Engineering Management Concepts, Inc. (EMC) in the fourth quarter of fiscal 2003 and Advanced Management Technology, Inc. (AMT) in the second quarter of fiscal 2004. Combined, these companies had revenue of approximately $120 million on an annualized basis and a planned profitability rate of 10%. As a result of these acquisitions, the Company recorded goodwill totaling approximately $66 million (which comprised approximately 36% of the infrastructure segment goodwill). EMC and AMT added revenue and profitability to the infrastructure segment during fiscal 2004 and 2005, which offset the adverse results experienced by other infrastructure businesses.

In early fiscal 2004, the Company started to experience isolated operating issues in a few school, water and transit infrastructure businesses that caused revenue and financial results to decline from plan, primarily due to budgetary shortfalls experienced by some state and local government customers. As the Company noted in its Form 10-Q filed February 11, 2004, “Our revenue from state and local government agencies remained weak in the quarter.”  In addition, certain commercial customers continued to delay spending on projects for which the Company had planned to provide services, either under contracts previously awarded or expected to be awarded in the near future. As a

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result, competition for a smaller pool of projects became more intense for several of the infrastructure businesses. Based upon the information gained from the Company’s marketing and business development activities, management believed the spending delay by these customers was a short-term issue. These delays resulted in workforce and facility overcapacity, which negatively impacted operating results. However, overall, the segment was performing to expectations and was profitable. Further, the Company completed its semi-annual operating plan (SAP) in the second quarter of fiscal 2004, and the plan indicated reasonably positive revenue growth, profits and cash flows in the infrastructure segment. As discussed in more detail below in the Company’s response to Comment No. 4, the annual operating plan (AOP) and SAP are the basis for internal budgets, discussions with lenders or third parties, and reporting to management and the Board of Directors. However, the Company does not use this forward-looking information for incentive compensation purposes in order to minimize personal bias in the data. Instead, incentive compensation is based on actual operating results and working capital metrics. As such, the AOP and SAP serve as the basis for consistent, realistic, achievable and reliable forecast estimates. Based on the information then available, management believed it had appropriately responded to the business issues that had surfaced by eliminating certain direct and indirect costs.

In the second half of fiscal 2004, the infrastructure segment continued to experience the previously described business challenges. Although the SAP anticipated a more profitable forecast, the business climate had further deteriorated. For example, business operations in the water and transportation sectors began to report financial results that were below plan. In this regard, the Company noted in its 2004 Form 10-K that “We experienced a decline in revenue…due to…delays for school, water and transit infrastructure business.”  Management developed action plans to address facility and personnel overcapacity. As noted in the 2004 Form 10-K, “We will continue to reduce costs in overstaffed markets by closing or consolidating offices, reducing headcount and streamlining management.”  Despite the downturn in these infrastructure businesses, EMC and AMT continued to exceed previous expectations and, on an overall basis, the infrastructure segment was performing on plan and was profitable.

The Company completed its annual test for goodwill impairment as of July 1, 2004 using the newly completed SAP forecast, and determined that no impairment had occurred. The SAP included assumptions that were based on actions to be taken by the Company in the second half of fiscal 2004. As stated in the MD&A in the 2004 Form 10-K, the Company “…initiated actions to reduce capacity…related to personnel and fixed cost facilities in the civil infrastructure businesses.”

In the first quarter of fiscal 2005, the Company’s President resigned and the Board of Directors appointed Sam Box as President and Dan Batrack as Executive Vice President and Chief Operating Officer. These individuals previously led the two largest and most profitable businesses in the resource management segment. They promptly implemented an action plan to reassess the financial and operating forecast included in the recently-completed AOP for fiscal 2005, and subsequently believed that the AOP was reasonable and attainable despite the business challenges then being experienced. For example, new business opportunities showed promise of

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future revenues as state and local government clients, as well as commercial customers, began to announce requests for proposals.

The Company’s results for the first quarter of 2005 were consistent with the AOP for that quarter. For example, the actual infrastructure segment revenue was within 1% of the AOP estimate. The forecast estimates that were used in the July 1, 2004 SFAS 142 goodwill impairment analysis appeared to be reasonable, as the assumptions were also consistent with the Company’s first quarter results. As stated in the MD&A in the 2004 Form 10-K, “…We believe that our emphasis on project and contract management and on cost control will help us improve our margins.  However, we do not expect margin recovery in the civil infrastructure area until the second half of fiscal 2005.”  This statement was supported by the results through the first quarter of fiscal 2005.

The Company’s assumptions appeared to be holding true at the beginning of the second quarter (approximately January 2, 2005). For example, the AOP forecast estimate for the second quarter was reviewed by Messrs. Box and Batrack with the infrastructure management, and the operating income estimate for that quarter was confirmed to be $7.0 million. However, during that quarter, the Senior Vice President, Infrastructure resigned for health reasons and the business leader of the most under-performing infrastructure unit agreed to terminate his employment. As a result of these changes, Messrs. Box and Batrack assumed a more intensive, direct management responsibility for the infrastructure segment and were more “hands-on” with respect to operations and key decision making.

In accordance with the Staff’s request for further clarification and description of specific factors considered by management during the second quarter, and specifically at the filing of the Form 10-Q on February 11, 2005, concerning goodwill impairment, the Company offers the following timeline and account of events:

1/2/05	Business unit management confirmed the AOP forecast of $7.0 million of operating income in the infrastructure segment for the second quarter.
1/6/05

Corporate management implemented further review and control within the infrastructure segment. The Senior Vice President, Infrastructure resigned on January 6, 2005 and, as a result, Messrs. Box and Batrack decided to manage and monitor the segment more closely until a replacement could be put into place. Corporate management immediately reviewed the AOP forecast with key infrastructure personnel.

1/20/05	The Company completed the first quarter consolidation of the financial results, and the infrastructure segment reported operating income in line with the forecasts as previously estimated.
1/21/05

The Company reassessed the AOP forecast for the second quarter, and noted that operating income was expected to be $5.1 million. The decrease of approximately $1.9 million was related entirely to civil infrastructure work. The reasons for the decline included weather-related delays since most work is performed outdoors, and the timing of personnel vacations that take place at

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the beginning of January and at the end of the quarter for spring break. At the time, management believed the delays in revenue producing activities were temporary and would reverse in the second half of fiscal 2005.

1/25/05

The Company reconfirmed the second quarter AOP estimates after meetings with key leadership personnel within the infrastructure segment. Due to the level of weakness in the financial and operating results, management undertook this reconfirmation to validate the basis for the Company’s earnings forecast to investors.

1/26/05	Results for the first quarter were released. In addition, second quarter guidance, which reflected the most recent forecast update, was announced.
2/11/05	The first quarter 10-Q was filed.
2/23/05

The second quarter forecast was updated from the AOP by using the actual operating results for the first month (January) of the quarter. The second quarter infrastructure operating income was confirmed to be $5.1 million, which was consistent with the January 21, 2005 estimate. This estimate for the second quarter and all of fiscal 2005 was completed in preparation for a company-wide management review process that was scheduled for the following week.

2/28/05

The second quarter forecast was further updated (version #2) upon completion of the detailed 2/23/05 management review noted above. The results reflected a precipitous drop in revenue and an estimated operating income of $2.3 million, a decrease of $2.8 million from the latest forecast. The decrease was though to be primarily due to civil infrastructure projects that were further delayed by poor weather conditions. In addition, the backlog at the end of fiscal 2004 had not been replenished with new projects as anticipated during the first and second quarters. Accordingly, the outlook for the second quarter and the remainder of fiscal 2005 showed below-forecast results.

3/8/05

The Company determined the actual operating results for the second month (February) of the quarter. The infrastructure businesses reported an aggregated loss from operations of approximately $400,000. Due to the accelerated deterioration in results, management required that the SAP forecast be completed prior to the customary completion date (typically the first week in April).

3/17/05

The Company completed the SAP (version #1) and arrived at an operating income estimate for the infrastructure segment of $1.6 million for the second quarter of fiscal 2005. The further decrease was exclusively related to forecasted losses at the infrastructure businesses other than EMC and AMT. These losses were caused by the lower absorption of fixed overhead costs associated with the anticipated decrease in revenue, and the recognition of cost overruns on a number of fixed-price contracts. Management again initiated a more detailed review of the infrastructure segment and scheduled a special meeting of the Board of Directors on March 23, 2005 to review the estimated results for the second quarter and full fiscal year.

3/23/05	Management informed the Board of Directors that, as a result of a decrease in new business and on-going operational difficulties, the estimated loss for the

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infrastructure segment was approximately $7.3 million for the second quarter of fiscal 2005. The Board was advised that the recent operating reviews had identified contract losses as a result of execution inefficiencies, bad debt charges for project claims, and the need for overall direct and overhead cost reductions.  The drop from anticipated operating income of $1.6 million to an operating loss of $7.3 million also resulted from the Company’s decision to terminate its involvement in low-margin, high-risk civil construction projects that were outside of the Company’s areas of expertise. This strategic change in the types of contracts the Company was willing to undertake was based upon a conclusion that higher-risk fixed-price construction contracts could not be executed effectively by the business operations. As such, the Company decided to seek no additional contracts of this nature. It was noted that this decision would negatively impact expected future cash flows as a result of a lower revenue base to absorb the ongoing direct and indirect costs.  The anticipated lower cash flows would also have a profound impact on the recoverability of the Company’s long-lived tangible and intangible assets, including goodwill. As a result, the need for an interim goodwill impairment review and the potential for a goodwill impairment charge were discussed for the first time at the Board meeting.

3/29/05

The Company issued a press release and filed a Form 8-K to warn investors of an impending loss to be recorded in the second quarter and for the fiscal year. The announced loss of at least $50 million included approximately $10 million for the infrastructure segment. The release also described the anticipated, but not yet calculated, goodwill impairment charge.

In summary, the Company identified several operational issues as of the fiscal year ended October 1, 2004. However, since management believed that the lower operating results were attributable to temporary conditions, no interim impairment assessment was considered necessary. In fact, the Company believed during fiscal 2004 and the first quarter of fiscal 2005 that backlog would soon pick up and growth would ensue. For that reason, at the time of filing the Form 10-K on January 3, 2005 and the Form 10-Q on February 11, 2005, management had not yet considered significant, extreme measures to cut losses such as office consolidation and headcount reduction. Management was surprised by the negative results reported by the infrastructure segment late in the second quarter of fiscal 2005 and concluded that more extreme measures were necessary to solve the ongoing operational problems for the long-term. Such actions included the strategic decision to exit from the civil construction business, and office consolidation and headcount reduction related primarily to infrastructure operations engaged in fixed-price civil construction.

Accordingly, the Company believes that the MD&A disclosures in the Form 10-K filed on January 3, 2005 and in the Form 10-Q filed on February 11, 2005 included all known factors needed to provide relevant and material information to public investors and other users of the Company’s financial statements. The Company believes it appropriately considered all factors in the guidance cited above, and determined that the disclosures as filed were complete and accurate. At the time of each such filing, management did not believe that the negative results recognized in the second quarter of fiscal 2005 were likely. As such, management had no

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expectation of an impairment. As indicated above, the Company did make special efforts to recognize incipient problems. As soon as such problems were identified, the Company disclosed them clearly in the Form 8-K filed on March 29, 2005 so that public investors could recognize the associated risks upon review of the Company’s financial results.

SEC Comment

2.                                      There is a concern about whether the existing disclosures fully explain the goodwill impairment charge. The MD&A section of the October 2, 2005 Form 10-K contains one sentence attributing the impairment to:  significantly lower than expected operating results; a substantial loss in the infrastructure segment; and downward adjustment in forecasted future operating income and cash flows. Given that the impairment charge eliminated approximately 25% of the Company’s stockholders equity balance, substantive and informative disclosure is required that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the loss. In this regard, we note the requirements of paragraph 47.a. of SFAS 142 and Sections 501.12.b.4 and 501.12 of the Financial Reporting Codification. At a minimum, such disclosure should clarify the following issues:

•                  What specific events occurred in the April 3, 2005 quarter to trigger the SFAS 142 impairment test?  Compliance with the guidance in paragraph 28 of SFAS 142 should be clearly evident.

•                  How is the downward adjustment in forecasted cash flows consistent with the Company’s recurring disclosures that segment profit margins were expected to improve by the end of the fiscal year?  Even in the period of the charge, MD&A included statements that infrastructure segment margins were expected to improve in the second half of the fiscal year. And, it appears that management’s expectations were actualized in the quarters following the impairment charge.

•                  How are the revised forecasts consistent with the historical infrastructure segment disclosures?  The SFAS 131 data reflected a 17% increase in net revenue for the infrastructure segment and an $18.4 million segment operating profit for the year ended October 3, 2004. The segment also generated $4.1 million of operating income in the quarter immediately preceding the charge. The $8.3 million segment loss (excluding the impairment charge) in the quarter ended April 3, 2005 appears significantly disproportionate to the quarterly results in the periods before and after the charge and was partially attributed to “contract losses recognized in the second quarter of fiscal 2005.”  Based on the infrastructure segment operating results reported in the April 3, 2005 Form 10-Q and in the prior filings, it is not obvious why $105 million of goodwill was found to be impaired.

•                  How are the revised forecasts consistent with the Company’s significant positive operating cash flows in the periods ended October 2, 2005 and April 3, 2005 and with the $1 billion of funded backlog maintained throughout the period?

•                  What were the significant, critical accounting assumptions that differed between the impairment tests conducted at July 1, 2004 and at April 3, 2005? What was the basis for the changes in these assumptions?  Quantify the material growth rate, discount rate, and

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historical and forecast cash flow measures that supported the infrastructure segment goodwill impairment tests done at each date. In this regard, we note the disclosure that the Company’s three SFAS 142 reporting units are identical to the Company’s three operating segments.

•                  What were the specific business acquisitions for which the goodwill was written-off?

Please provide these disclosures in an amendment to the October 2, 2005 Form 10-K or clarify for us why management believes its disclosures are fully compliant with the authoritative guidance cited above.

Response

2.                                       The Company hereby responds to the Staff’s comments on a point-by-point basis as set forth below:

•                                          What specific events occurred in the April 3, 2005 quarter to trigger the SFAS 142 impairment test?  Compliance with the guidance in paragraph 28 of SFAS 142 should be clearly evident.

According to paragraph 28 of SFAS 142, goodwill of a reporting unit must be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The Company’s evaluation in the April 3, 2005 quarter was based on the examples of such events or circumstances included in SFAS 142, as follows:

a.                                       A significant adverse change in legal factors or in the business climate:  There was no significant adverse change in legal factors, but there was a significant adverse change in the business climate. This change included the Company’s recognition of significant losses on long-term construction contracts that reflected a continuing degradation in the business environment for the infrastructure segment. As more fully documented in the response to Comment No. 1 above, there was declining contract activity with both state and local government and commercial clients that resulted in overcapacity. In addition, the backlog at the end of fiscal 2004 had not been replenished as anticipated during the first half of fiscal 2005. Accordingly, the outlook for the second quarter of fiscal 2005 and into the future indicated below-forecast results.

Based upon the adverse change in the business environment and the poor financial results in the quarter ended April 3, 2005, management decided to further consolidate certain business operations and implement more aggressive cost reduction activities than were previously contemplated. These actions resulted in further charges, and thereby increased the financial loss in the quarter. Management implemented these actions because it anticipated that revenues would continue to decrease at a higher rate than overhead costs could be reduced, particularly the fixed costs. Since management believed the decline in

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operating and financial results was no longer temporary, future forecasts were expected to be lower than previous estimates.

b.                                      An adverse action or assessment by a regulator:  None noted by the Company.

c.                                       Unanticipated competition:  The Company and its competition were vying for a smaller population of projects and funding. Further, the Company was facing competition from certain former managers who left the Company after their non-competition agreements lapsed. Some of these managers had commenced employment with competitors, and others had opened their own competing businesses. In particular, as noted in item d. below, the Company began to compete with former management personnel who resigned from the Company and started their own engineering and consulting firms. This competition had a more significant impact at a few business locations than had been previously anticipated.

d.                                      A loss of key personnel:  There were several significant management changes in the infrastructure segment prior to April 3, 2005 that required the installation of new leadership. For example, the Senior Vice President, Infrastructure resigned in January 2005. Several other key managers had resigned from the Company as their non-competition agreements expired. Although the departures, on an individual basis, did not appear to be significant, in the aggregate they had an adverse impact on a few business locations at which projects and personal relationships with customers were lost.

e.                                       A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of:  Although the Company did not anticipate selling or otherwise disposing of any infrastructure businesses, the Company did announce in its March 29, 2005 press release “…the need for overall cost reductions…”  As such, the Company put a plan into place to exit work on fixed-price civil construction-type projects, together with the associated costs such as facility leases and personnel. The change in the type of future business being sought by these operations had a significant impact on expected future cash flows.

f.                                         The testing for recoverability under Statement 144 of a significant asset group within a reporting unit:  The Company’s business does not require a significant amount of long-lived assets. However, the Company evaluated certain amortizable intangible assets for impairment as required by FAS 144. These assets were associated with prior acquisitions. Because of the goodwill impairment, the intangibles related to the infrastructure segment were also assessed for impairment and approximately $600,000 of indentifiable intangibles was written off.

g.                                      Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit:  None noted by the Company.

Based on the above analysis that demonstrated a significant adverse change in the business environment, loss of key personnel and planned reduction of business activities, the

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Company concluded in the second quarter of fiscal 2005 that the financial forecast performed at the end of fiscal 2004 was no longer reliable. Further, because of the immediate change in financial condition and results from the infrastructure segment, together with the more permanent nature of the changes and the Company’s decision to reduce the size of its infrastructure business, management did not believe it was appropriate to wait three months until July 1, 2005 to perform the goodwill analysis. Accordingly, the Company performed the interim analysis that resulted in the $105 million charge.

•                                          How is the downward adjustment in forecasted cash flows consistent with the Company’s recurring disclosures that segment profit margins were expected to improve by the end of the fiscal year?  Even in the period of the charge, MD&A included statements that infrastructure segment margins were expected to improve in the second half of the fiscal year. And, it appears that management’s expectations were actualized in the quarters following the impairment charge.

The Company’s recurring disclosures that the infrastructure segment profit margins were expected to improve in future periods were based on the comparisons of actual results reported in the then-current periods against future periods in late 2005. At the time of those disclosures in the MD&A prior to April 3, 2005, the Company was developing a plan that, if successful, would likely have resulted in improved profit margins in future periods compared to the then-current actual profit margins. In addition, the estimated financial and operating information utilized in the prior periods to forecast cash flows was more favorable than the financial and operating results actually experienced in the periods covered by the 2005 Form 10-K MD&A, and in the quarters subsequent to the impairment charge.

Due to the accelerated deterioration in results, the Company revised its forecasts used in the April 3, 2005 impairment analysis. The lower revenue and profit projections, as compared to the July 1, 2004 estimates, used to forecast the results in the April 3, 2005 impairment analysis were virtually the same as the actual results reported for the second half of fiscal 2005. Also, the operating income for fiscal 2006 as currently forecasted, which incorporates partial year actual results through April 2006, is within $2 million of the April 2005 forecast used in the goodwill analysis. However, the 2005 forecast and 2006 actual results are far below the 2004 forecasts due to management’s strategic decision to eliminate certain types of civil fixed-price construction activities.

•                                          How are the revised forecasts consistent with the historical infrastructure segment disclosures?  The SFAS 131 data reflected a 17% increase in net revenue for the infrastructure segment and an $18.4 million segment operating profit for the year ended October 3, 2004. The segment also generated $4.1 million of operating income in the quarter immediately preceding the charge. The $8.3 million segment loss (excluding the impairment charge) in the quarter ended April 3, 2005 appears significantly disproportionate to the quarterly results in the periods before and after the charge and was partially attributed to “contract losses recognized in the second quarter of fiscal 2005.”  Based on the infrastructure segment operating results reported in the April 3, 2005 Form 10-Q and in the prior filings, it is not obvious why $105 million of goodwill was found to be impaired.

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The Company acknowledges that the fiscal 2004 infrastructure results reflected an increase in revenue from 2003 and a solid operating profit. The increase in revenue resulted primarily from acquisitions in the latter part of 2003 and in 2004. For example, in the MD&A in the fiscal 2005 Form 10-K, the Company stated, “Revenue in fiscal 2004 increased $68.1 million, or 20.9%, compared to fiscal 2003. Revenue grew $100.8 million due to the acquisitions of EMC in July 2003 and AMT in March 2004…This increase was partially offset by a $22.4 million decline in state and local government revenue.”

In fiscal 2005, the overall infrastructure revenue decreased compared to fiscal 2004. The decrease would have been greater had it not been for the EMC and AMT acquisitions. This was described in the MD&A in the fiscal 2005 Form 10-K, in which the Company stated, “Infrastructure revenue…decreased $13.7 million, or 4.3%, in fiscal 2005, compared to fiscal 2004…. The decline was partially offset by acquisitive revenue… contributed by AMT from federal government clients during the first half of fiscal 2005.”

The Company acknowledges that the infrastructure operating results reported in its filings prior to the April 3, 2005 Form 10-Q filing showed no obvious signs of the operating difficulties that led to the goodwill impairment. Management was aware of the declining profitability in the infrastructure segment and was addressing the underlying causes in order to reverse the trend. However, as noted in the Company’s response to Comment No. 1 above, the results in the quarter ended April 3, 2005 worsened beyond expectations as management had not anticipated the magnitude of the issues facing these infrastructure segment sectors. Upon becoming more aware of the various operating and financial issues, the Company took prompt action to disclose the lowered expectations by timely filing the March 29, 2005 Form 8-K.

The financial and operating forecasts used in the SFAS 142 analysis at April 3, 2005 reflected lower revenue estimates due to the longer-term market slump and the Company’s strategic decision to eliminate certain types of civil fixed-price construction activities from its portfolio. In addition, the planned cost reductions were expected to be at a lower rate than the revenue decline. Consequently, the Company reduced the estimates for operating profit and cash flows from operations to be generated by the infrastructure segment. In hindsight, the revised estimated forecast for the second half of fiscal 2005 was consistent with the actual results for that period. Also, the operating income amount forecasted for fiscal 2006 in the April and July 2005 analysis are expected to be within $2 million of the current (May 2006) forecast. Based upon the actual results to date, the Company believes the forecasts used in the April 3, 2005 impairment analysis to be reasonable, and the forecast information used for 2006 and beyond to be based on reasonable growth rates and cost factors. It is important to note that the Company’s profitability in the third quarter of fiscal 2005 and beyond still does not allow for recovery of the previously recorded goodwill. Further, management did not consider the operating loss in the second quarter of fiscal 2005 to be an anomaly.

•                                          How are the revised forecasts consistent with the Company’s significant positive operating cash flows in the periods ended October 2, 2005 and April 3, 2005 and with the $1 billion of funded backlog maintained throughout the period?

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The Company performs the annual goodwill fair value impairment analysis for both the resource management and infrastructure segments. The Company does not perform a goodwill analysis for the communications segment as the related goodwill was written off at the time of the implementation of SFAS 142 in fiscal 2003. A significant majority of the Company’s positive operating cash flow and of the $1 billion of funded backlog was associated with the resource management segment, which has not experienced any goodwill impairment charges. Also, a significant portion of the positive cash flow in the April 3, 2005 period was related to the communications segment. This segment generated positive cash flows due to the wind-down of the Nextel project, which had been the primary user of cash in prior periods. The revised forecasts for the infrastructure segment for the second half of fiscal 2005, as used in the April 3, 2005 goodwill impairment calculation for the segment, were consistent with the actual results for the segment for that period.

•                                          What were the significant, critical accounting assumptions that differed between the impairment tests conducted at July 1, 2004 and at April 3, 2005? What was the basis for the changes in these assumptions?  Quantify the material growth rate, discount rate, and historical and forecast cash flow measures that supported the infrastructure segment goodwill impairment tests done at each date. In this regard, we note the disclosure that the Company’s three SFAS 142 reporting units are identical to the Company’s three operating segments.

The Company completed the SFAS 142 required analysis and calculations with the assistance of an independent third party valuation expert. At July 1, 2004, the estimated fair value of the infrastructure reporting unit significantly exceeded the carrying value of such reporting unit. The significant, critical accounting assumptions that differed between the impairment tests conducted at July 1, 2004 and April 3, 2005 are as follows:

•                  At the July 1, 2004 test date, the financial impact of office consolidations and staff reductions was anticipated to end in fiscal 2005 with limited impact on revenue and profit. At the July 1, 2004 test date, management utilized the Company’s SAP data for fiscal 2004. At the April 3, 2005 test date, management assumed a new, lower base of profitable revenue production due to the more extensive consolidation of offices and reduction in personnel, together with the strategic decision to exit a significant line of business. At the April 3, 2005 test date, management utilized the Company’s updated SAP data for fiscal 2005. The April 3, 2005 assumptions benefited from management’s more complete understanding of the financial impact from the change in the business environment and the strategic decision to exit a significant business line as noted in the response to Comment No. 1.

•                  At the July 1, 2004 test date, management assumed revenue growth rates based upon strategic and successful marketing plans, as well as the cost efficiencies that resulted from planned office and personnel consolidations. At the April 3, 2005 test date, management moderated the growth assumptions and used assumptions tempered by the downturn in state and local government budgets and the strategic decision to exit a

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significant business line. At the April 3, 2005 test date, management also recognized that the office consolidations and personnel reductions would have a larger than anticipated negative impact on revenue, and that the benefit to operating profit and cash flow based on cost efficiencies would be less than previously anticipated.

The basis for the change in these significant critical accounting assumptions from July 1, 2004 to April 3, 2005 is as follows:

•                  The consolidation of offices and reduction of personnel to achieve improved efficiencies and higher margins was only partially achieved through (i) the selective wind-down of unprofitable projects, (ii) discontinuance of unprofitable client relationships, and (iii) reduction of excess staff. Due to these changes, additional turnover in key personnel occurred. As a result, the Company was unable to take advantage of certain project opportunities, which adversely impacted future revenue and profits. Since the Company anticipated lower revenue and profits, cash flow would also decrease. The full impact of the key personnel turnover and the impact of the change in strategy were not anticipated at the July 1, 2004 test date.

•                  The quantification of the material growth rate, discount rate, and historical forecast cash flow measures supporting the infrastructure segment goodwill impairment tests performed at July 1, 2004 and April 3, 2005 were as follows:

Growth Rate – July 1, 2004 test date – 5% to 8% annually (FY 2005 – 2011)

Growth Rate – April 3, 2005 test date – 5% annually (FY 2006 – 2012)

•                  The growth rate was adjusted to bring it more in line with actual results, as expected growth through restructuring did not materialize.

Discount Rate – July 1, 2004 test date – 15%

Discount Rate – April 3, 2005 test date – 15%

•                  The discount rate was the same at the July 1, 2004 and April 3, 2005 test dates, and was calculated based upon a weighted average cost of capital. The after-tax cost of equity capital was derived by using the Capital Asset Pricing Model. The after-tax cost of equity capital and the after-tax cost of debt capital were then weighted based on a ratio of the Company’s book value of debt and market value of equity to derive the discount rate of 15%.

•                  The cash flow measures were derived based on the net revenue of the infrastructure segment, with expenses estimated to be a percentage of the net revenue. The decrease in net revenue, coupled with a modest reduction in expected operating margin percentage, resulted in the decrease in expected cash flows from operations. The cash flow measures used for the July 1, 2004 test date were based on the Company’s SAP for fiscal 2004. The cash flow measures

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used for the April 3, 2005 test date were based on the Company’s revised SAP for fiscal 2005. As detailed in the response to Comment No. 1 above, additional information pertaining to the business factors that drove the estimates came to management’s attention during the SAP process. This required an interim impairment test under SFAS 142.

The quantification of the material growth rate, discount rate, and historical and forecast cash flow measures supporting the infrastructure segment goodwill impairment tests performed at July 1, 2004 and April 3, 2005 are included in the detailed and summary SFAS 142 calculations. The Company has included copies of the following reports as supplemental information, and is requesting confidential treatment for such reports pursuant to Rule 83 promulgated by the SEC (17 C.F.R. Section 200.83).

•                  SFAS 142 goodwill impairment tests performed at July 1, 2004;

•                  SFAS 142 goodwill impairment tests performed at April 3, 2005; and

•                  SFAS 142 goodwill impairment tests performed at July 1, 2005.

•                                          What were the specific business acquisitions for which the goodwill was written-off?

The Company did not write-off goodwill for any specific business acquisition. The infrastructure segment goodwill was generated by multiple acquisitions that have been integrated with the Company’s on-going operations. Accordingly, most of the goodwill amount has lost any identity relative to a specific business acquisition, and as the SFAS 142 reporting unit is the operating segment, the goodwill amount was not allocated to any level below the operating segment. For these reasons, the goodwill impairment was assessed at the operating segment level. Please see the further discussion below under Response No. 5 regarding the Company’s operating and reportable segments.

The Company will include further disclosure in its Form 10-Qs for the second and third quarters of fiscal 2006 and in its Form 10-K for fiscal 2006.

SEC Comment

3.                                      In order for us to better understand the Company’s accounting in this area, please provide us with the SFAS 142 impairment tests performed at July 1, 2004, April 3, 2005 and July 1, 2005. Please provide an explanation for the material assumptions therein. If there is a significant disparity between the forecast data and the comparable historical data in the Company’s filings, then please provide reconciling information. Please also provide the calculations supporting the $105 million impairment. Compliance with the guidance in Appendix E to SFAS 142 should be clearly evident.

Securities and Exchange Commission

May 12, 2006

Response

3.                                       As indicated above, the Company has included copies of the following reports as supplemental information, and is requesting confidential treatment for such reports pursuant to Rule 83 promulgated by the SEC (17 C.F.R. Section 200.83).

•                  SFAS 142 goodwill impairment tests performed at July 1, 2004;

•                  SFAS 142 goodwill impairment tests performed at April 3, 2005;

•                  SFAS 142 goodwill impairment calculation supporting the $105 million charge; and

•                  SFAS 142 goodwill impairment tests performed at July 1, 2005.

In its response to Comment No. 2 above, the Company addressed the material assumptions in its impairment tests conducted at July 1, 2004 and April 3, 2005. Reference is hereby made to that discussion. The Company’s assumptions for the April 3, 2005 and July 1, 2005 impairment tests were substantially consistent as no significant additional information became available in the intervening three months.

The Company experienced significant disparities in comparing the historical actual data in its filings for fiscal 2005 to the forecast data in fiscal 2004 and 2005. The disparities primarily related to the significant charges incurred in fiscal 2005 that were not anticipated in the forecasts. Specifically, the 2004 forecast was significantly different for the reasons noted above in the responses to Comments 1 and 2. As such, and due to the subjectivity inherent in normalizing the actual data in the filings, the only valid comparison is net revenue. The 2004 analysis had forecast $402.4 million in net revenue in fiscal 2005, while the actual amount was $301.6 million. This significant variance contrasted with the precision of the estimated forecast of $301.5 million used in the 2005 forecast analysis.

SEC Comment

4.                                      Please tell us whether the Company’s SFAS 142 forecasts at July 1, 2004, April 3, 2005 and July 1, 2005 are consistent with other forward-looking information prepared by the Company, such as that used for internal budgets, incentive compensation, discussions with lenders or third parties, and/or reporting to management or the board of directors. See the analogous guidance in SAB Topic 5:CC.

Response

4.                                       The Company uses the forward-looking information it prepares as the basis for calculating the fair value of the goodwill under SFAS 142. The Company’s forecasts used for SFAS 142 impairment assessment purposes at July 1, 2004, April 3, 2005 and July 1, 2005 were consistent with other forward-looking information prepared by the Company and used by management in its decision-making processes. In this regard, the Company prepares an AOP at the beginning of the fiscal year and an SAP at the mid-year point of the fiscal year. The AOP and SAP are used for internal budgets, discussions with lenders or third parties, reporting to

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management, and reporting to the Board of Directors. The Company notes that incentive compensation is based on actual operating results and working capital metrics. The Company does not use this same forward-looking information for incentive compensation.

SEC Comment

5.                                      Please explain to us how management determined that the Company’s SFAS 142 reporting units were the same as the three segments reported under SFAS 131. In this regard, we note disclosures in MD&A that appear to distinguish between the profitability of certain businesses within each reportable segment. Please also provide us with copies of all relevant CODM reports for the years ended October 3, 2004 and October 2, 2005. In this regard, see paragraph 10 of SFAS 131.

Response

5.                                       In its September 17, 2004 and October 22, 2004 responses to the Staff’s comments concerning the Company’s operating segments and reportable segments, the Company addressed and considered the requirements of SFAS 131. As a result of the Staff’s comments and the Company’s subsequent analysis, the Company concluded that it has three segments:  resource management, infrastructure and communications. Each of the Company’s Form 10-K and Form 10-Q filings with the Commission since October 22, 2004 have provided the same segment reporting and related disclosures.

According to paragraph 30 of SFAS 142, a reporting unit is an operating segment or one level below such an operating segment (referred to as a component). The Company believes that its components, as defined by SFAS 142, are the Company’s individual businesses. These businesses are one level below the operating segment, and although the Company’s CODM does not regularly review the operating results for each such business for purposes of making decisions concerning resource allocation and performance assessment they are components under SFAS 142. Further, according to paragraph 30 of SFAS 142, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if all of such components have similar economic characteristics. The Company believes that it has appropriately assessed the relevant criteria as defined in SFAS 142, as well as in EITF Topic D-101, and aggregated the components into reporting units. As such, the Company concluded its SFAS 142 reporting units to be the same as its three operating (and reporting) segments under SFAS 131; that is, resource management, infrastructure and communications.

The Company believes that it is important to provide disclosure in its MD&A concerning the varying profitability of certain businesses within its reportable segments. The Company’s business portfolio consists of at least 10,000 contracts of different sizes at any point in time.  Each contract has its own customer and market, as well as its own profitability and risk profile.  Many factors can cause profitability to vary, including but not limited to unanticipated changes in contract performance, seasonality of the funding cycle, the number of contracts commenced and completed during a period, and the cancellation and delay of significant contracts.  For example, one of the Company’s infrastructure businesses that specializes in the design and

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May 12, 2006

construction of schools in the northeastern United States experienced significant revenue and profit shortfalls during fiscal 2005 as a result of local elections and voter referendum delays.  During this same period, another infrastructure business in the northeastern United States enjoyed significant contract wins and profitable projects in the transportation area.  As is typical in the engineering and construction industry, the Company has different contracts of different sizes in various markets and geographic locations, which results in profitability fluctuations. Consequently, as circumstances warrant, the Company’s disclosure in its MD&A distinguishes between the profitability of specified businesses within each reportable segment.

In performing his role as Chief Executive Officer, the CODM regularly uses the reports included in the Company’s quarterly board of directors, management and investor packages. The Company has included copies of these reports from the fourth quarters of fiscal 2004 and 2005 as supplemental information, and is requesting confidential treatment for these materials pursuant to Rule 83 promulgated by the SEC (17 C.F.R. Section 200.83). These materials are representative of the information typically presented to the Company’s Board of Directors and investors.

SEC Comment

6.                                      There are various references in MD&A to consolidation, realignment, workforce reductions, and other restructuring activities. It appears that the costs associated with these activities have been material. In an amendment to the October 5, 2005 Form 10-K, please provide the complete disclosures required by SAB Topic 5:P.4. For example, please disclose the extent to which the restructuring activities are expected to result in revenue declines and cost savings. Also, given that the restructuring activities began in the third quarter of fiscal 2004, please disclose whether the expected cost savings were actually realized and whether there have been material changes to the plan. The total dollar amount of restructuring costs should be disclosed for each period. If the dollar amount is considered immaterial, then quantify such assessment in your response letter.

Response

6.                                       The requirements for disclosure under SAB Topic 5:P.4 include those of SFAS 146, as well as other additional information noted in the SAB. The Company believes it has disclosed all required information in accordance with SFAS 146 as explained below.

FAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Those costs include, but are not limited to, the following:

a.                                       Termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract:  The Company did not

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meet the requirements of SFAS 146 as it applies to involuntary personnel terminations. When certain projects were completed, employees were terminated without involuntary termination severance benefits. As such, the Company did not record any charge to its financial statements.

b.                                      Costs to terminate a contract that is not a capital lease:  The Company recorded charges of $5.6 million in fiscal 2005, and these charges were accounted for and disclosed in accordance with SFAS 146 as noted below.

c.                                       Costs to consolidate facilities or relocate employees:  The Company did not meet the requirements of SFAS 146 as it applies to facility consolidation or employee relocation. The Company did not undertake these actions and, as such, the Company did not record any charge to its financial statements.

According to paragraph 20 of SFAS 146 and as noted in SAB Topic 5:P.4, the following information must be disclosed in notes to financial statements that include the period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed:

a.                                       A description of the exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date:  Disclosure is contained in Note 11 of the Notes to the Consolidated Financial Statements in the October 2, 2005 Form 10-K (Note 11).

b.                                      For each major type of cost associated with the activity (for example, one-time termination benefits, contract termination costs, and other associated costs):

(1)                                  The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date:   Disclosure is contained in Note 11.

(2)                                  A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore:  Disclosure is contained in Note 11.

c.                                       The line item(s) in the income statement or the statement of activities in which the costs in (b) above are aggregated:  Disclosure is contained in Note 11.

d.                                      For each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) therefore:  Disclosure is contained in Note 11.

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May 12, 2006

e.                                       If a liability for a cost associated with the activity is not recognized because fair value cannot be reasonably estimated, that fact and the reasons therefore:  Not applicable to the Company, as the costs could be reasonably estimated.

With respect to the disclosure requirements of SAB Topic 5:P.4 that are not specifically required in SFAS 146, the Company disclosed in the MD&A that (i) facility charges were incurred and future costs would be lower, (ii) the number of employees decreased, which resulted in lower net revenue, and (iii) consolidation of facilities would continue in order to lower the Company’s cost of doing business. However, the Company did not quantify the impact of future cost savings associated with these actions. With respect to the lease impairment charges, the estimated annual cost savings were expected to be less than $400,000 per year (or $100,000 per quarter). The Company did not believe that this future cost savings would be material compared to the total costs in any fiscal period. The remaining cost savings, which significant, varied based on the elimination of certain infrastructure projects since the terms and conditions of the related contracts were different. Consequently, those cost savings are difficult to quantify and were not estimable. Accordingly, the Company has concluded that all disclosure requirements were satisfied to provide all meaningful information to the users of the financial statements.

SEC Comment

7.                                      Please describe for us the circumstances that precipitated the $18.4 million increase in bad debt expense for fiscal 2005. The charge, referenced in Schedule II, appears material to the resource management segment’s reported income. Quantify the loss resulting from the contract change orders referenced on page 23.

Response

7.                                       The Company reduces the net accounts receivable by an allowance for amounts that are considered uncollectible. The Company determines an estimated allowance for uncollectible amounts based on management’s evaluation of the contracts involved and the financial condition of the applicable clients. This is performed at least each fiscal quarter and encompasses the review of over 10,000 client account balances. The Company regularly evaluates the adequacy of the allowance for doubtful accounts by taking into consideration factors and circumstances, all of which caused the increase in bad debt expense of $18.4 million, such as:

•                  Type of client—government agency or commercial sector;

•                  Trends in actual and forecasted credit quality of the client, including delinquency and payment history;

•                  General economic and particular industry conditions that may affect a client’s ability to pay; and

•                  Contract performance and the Company’s change order/claim analysis.

Securities and Exchange Commission

May 12, 2006

The Company increased its allowance in fiscal 2005 by pursuant to the contracts approximately $18.4 million due to its inability to collect on certain contract change orders for which work was performed and billed pursuant to the contracts (approximately $11.6 million), contract and collection concessions (approximately $6.5 million), and client bankruptcy filings (approximately $300,000). The amounts recorded as revenue and billed to clients were based on the contract scopes, and such amounts were considered to be valid revenue for which services were provided and costs were incurred. The loss that resulted from contract change orders, as referenced on page 23, amounted to $11.6 million, of which $8.6 million was included in the resource management segment’s net income.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JANUARY 1, 2006

SEC Comment

8.                                      We note that the $33.8 million income taxes receivable asset exceeds 10% of total equity. It appears that this receivable balance has not changed in three years. Please provide us with the following information regarding this receivable:

•                  The fiscal quarter in which the receivable was first recorded;

•                  An explanation as to how the receivable originated;

•                  An explanation as to why you believe this asset is recoverable;

•                  An explanation as to why the receivable has not been collected; and

•                  A summary of the communication between you and the IRS regarding this receivable.

Response

8.                                       In the fourth quarter of fiscal 2000, the Company determined that it was entitled to research & experimentation credits under IRC Section 41. An estimate of the benefit was reflected in the tax expense for fiscal 2000. These credits were also available for prior years. During fiscal 2001, the Company refined its estimates, determined the available benefit for the years 1997 through 1999, and reflected additional credits in tax expense for fiscal 2001. Because this item created an increase in current tax deductions, there was a corresponding increase in the income tax receivable.

In addition, during fiscal 2002, the Internal Revenue Service (IRS) approved the Company’s request to change its accounting method for income tax purposes for some of its businesses. Specifically, the Company requested a change in its tax accounting method for revenue from the percentage of completion method under Internal Revenue Code (IRC) Section 460 to the accrual method under IRC Section 451. The result was an increase in a deductible temporary difference under SFAS 109, and an increase in the deferred income tax liability and deferred income tax provision. Because this item created an increase in current tax deductions, there was a corresponding increase in the income tax receivable. Accordingly, there was no impact on income tax expense as shown on the Company’s consolidated income statement.

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May 12, 2006

In 2002, the Company filed amended tax returns for fiscal years 1997 through 2000 to claim (i) the credits for research & experimentation and (ii) refunds due under the newly approved accounting method. At the time the refund claims were filed, the Company was under examination by the IRS for those years. The claimed refunds were held by the IRS pending completion of the examination.

The examination is still ongoing because the IRS chose an audit approach that required it to analyze a large quantity of records over multiple years under audit. Communication with the IRS is primarily through the periodic issuance of Information Document Requests (IDRs) to the Company. The Company has responded and continues to respond to the IDRs with the best information available.

The Company has claimed research & experimentation tax credits based on its evaluation of qualified research expenditures incurred under Section 41. The Company has also filed refund claims based on approval of the accounting method change by the IRS National Office. The resulting income tax receivable of $33.8 million relating to both matters shown on the Company’s financial statements represents the amount that the Company estimates will be ultimately realizable.

SEC Comment

9.                                      The disclosure on page 24 identifies the Credit Agreement as an expected source of short-term liquidity. The April 3, 2005 Form 10-Q states that the maximum leverage ratio permitted under the Credit Agreement is being ratably reduced commencing April 2, 2006. However, we note that long-term obligations have increased 14% between October 2, 2005 and January 1, 2006. Given the materiality of the Credit Agreement to your liquidity, and in light of the Company’s prior inability to comply with this debt covenant, it appears that more information should be provided so readers can better assess the Company’s ability to sustain compliance. In future filings, please disclose the Company’s actual leverage ratio on the Balance Sheet date and also disclose the maximum leverage ratios that must be met over the succeeding 12 months. Also, please provide similar information regarding the minimum net worth financial debt covenant. See Section 501.03 of the Financial Reporting Codification.

Response

In future filings, including the Form 10-Q for the quarter ended April 2, 2006, the Company will disclose its actual leverage ratio on the Balance Sheet date, together with the maximum leverage ratios that must be met over the succeeding 12 months. The Company will provide similar information regarding the minimum net worth financial covenant.

* * * *

Securities and Exchange Commission

May 12, 2006

Should you have any additional comments with respect to the Company’s responses, please contact David King, Executive Vice President and Chief Financial Officer, at (626) 470-2468; Steve Burdick, Vice President - Corporate Controller, at (626) 470-2463; or me at (626) 470-2469.

Very truly yours,

/s/ DAN L. BATRACK

Dan L. Batrack
Chief Executive Officer

DLB:dm

cc:                                 Tracey Houser, Staff Accountant

Al Pavot, Staff Accountant

Sam W. Box

David W. King

Steven M. Burdick

Janis B. Salin